April 26, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re:	DayStar Technologies, Inc. Registration Statement on Form S-3 Filed February 3, 2011 File No. 333-172051

Ladies and Gentlemen:

In response to comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated February 18, 2011 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-3 (the “Registration Statement”) DayStar Technologies, Inc. (the “Company”) submits the following response. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

1.	Please reconcile your disclosure in both the last paragraph on page 1 that “Socius will be entitled to exercise an additional investment right” and the first paragraph on page 6 that Socius “elects” to purchase pursuant to the investment right and warrant, with the terms of the Securities Purchase Agreement suggesting that Socius is contractually obligated to make such purchases. We note in this regard Section 2.3(c)(i)-(ii) of Exhibit 10.1.

Company Response:

The Company and Socius have entered into a First Amendment to the Securities Purchase Agreement to clarify that on each Tranche Notice Date, a portion of both the Warrant and the Additional Investment Right shall each vest and become automatically exercised. Upon delivery of the Tranche Notice, Socius is contractually obligated to make such purchases. The registration statement has been revised accordingly.

Selling Stockholders, page 11

2.

Please provide us with a complete chronological and quantified summary of the transactions between and among you and Socius CG II, Ltd. This summary should describe debt and equity securities issued to Socius by you, any claims against you

Securities and Exchange Commission

Attention: Amanda Ravitz, Assistant Director

April 26, 2011

purchased by Socius, settlements related to the claims, issuances of your securities to Socius in satisfaction of the claims, and dispositions of these securities by Socius. Please also confirm that you are not issuing securities pursuant to the Securities Purchase Agreement to repay any outstanding indebtedness or claims.

Company Response:

The Company has not issued any debt securities to Socius CG II, Ltd. The Company has issued equity securities to Socius CG II, Ltd. to settle the following claims that Socius had purchased from DayStar’s vendors:

Claims Settled on October 20, 2010

Creditor	Claim Amount

Alimar Consulting, Inc.	$85,400.00

Bohn Enterprises	$43,154.13

Broadridge Investor Communications Solutions, Inc.	$54,624.09

James Drew Byelick	$33,245.78

Command Financial Press	$38,182.05

CoreSite Real Estate 2901 Coronado, L.L.C., fka CRP Coronado Stender, L.L.C.	$129,966.68

4 Jet Sales & Service GmbH	$357,488.00

Heslin Rothenberg Farley & Mesiti P.C.	$54,151.44

Hopkins & Carley	$73,037.42

Tom Kazakoff	$6,571.00

MacKenzie Partners, Inc.	$23,977.00

Edward H. Siegler	$10,350.00

Walsh Law Firm	$25,000.00

Venyu Solutions Inc.	$42,000.00

Total	$977,147.59

Securities and Exchange Commission

Attention: Amanda Ravitz, Assistant Director

April 26, 2011

The Company settled the full amount of these claims purchased by Socius by issuing Socius an aggregate of 440,000 shares of common stock on October 20, 2010.

Claims Settled on December 29, 2010

Creditor	Claim Amount

Cooley LLP	$219,630.51

Lampe, Conway & Co. LLC	$66,686.25

ISRA Vision Graphikon GmBH	$66,517.14

Chadbourne & Parke LLP	$14,007.80

Squire, Sanders & Dempsey LLP	$6,471.01

Total	$373,312.71

The Company settled the full amount of these claims purchased by Socius by issuing Socius an aggregate of 425,000 shares of common stock on December 29, 2010. The transaction covered by the Securities Purchase Agreement and the settlement of these claims are the only transactions that have occurred between and among DayStar and Socius CG II, Ltd.

As of the date of this response, Socius has disposed of all of these shares.

None of the securities that will be issued pursuant to the Securities Purchase Agreement will be used to repay outstanding indebtedness or claims. All of such securities will be issued for cash or newly issued notes.

3.	Please revise the second paragraph on page 5 to clarify that the selling stockholder is an underwriter.

Company Response:

The Registration Statement has been revised to clarify that the selling stockholder is an underwriter.

4.	Counsel may not attempt to limit reliance. Please file a revised opinion that does not include the limitation in the seventh paragraph.

Company Response:

Exhibit 5.1 has been revised by removing the seventh paragraph.

Securities and Exchange Commission

Attention: Amanda Ravitz, Assistant Director

April 26, 2011

5.	We note the date limitation in the eighth paragraph. Please provide an opinion that is dated as of the date that your registration statement becomes effective.

Company Response:

Exhibit 5.1 has been revised by removing the eighth paragraph.

* * * * *

The Company acknowledges your references regarding requests for acceleration of the Registration Statement, including Rules 460 and 461. The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration and provide any acceleration request at least two business days in advance of the requested effective date.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact our outside counsel, Stephen T. Adams of Greenberg Traurig, LLP at (617) 310-6056.

Sincerely,

/s/ Christopher T. Lail

Christopher T. Lail

Chief Financial Officer

cc:	Aslynn Hogue, Esq.